Sub-Item 77I. Terms of New or Amended Securities

Terms of New or Amended Securities

THE DREYFUS/LAUREL FUNDS, INC.

-Dreyfus Core Equity Fund

(the "Fund")

               At a meeting held on February 13-14, 2013, the Board of Directors of The Dreyfus/Laurel Funds, Inc. (the "Company") approved a proposal to modify the existing front-end sales load waivers applicable to Class A shares of the Fund. These changes, which became effective on April 1, 2013, were reflected in a 497(e) filing with the Securities and Exchange Commission on March 6, 2013.